                          UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                             FORM 11-K


(Mark One)

[ x ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

        For the fiscal year ended December 31, 1999

                                OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

        For the transition period from ________ to _______

Commission file numbers:  33-25419 and 33-64058

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Airgas, Inc. 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Airgas, Inc.
             259 North Radnor-Chester Road, Suite 100
                       Radnor, PA 19087-5283

                       REQUIRED INFORMATION

     (1)  Financial Statements:

     The following financial statements, including Independent
Auditors' Report thereon of Airgas, Inc. 401(k) Plan, are submitted herewith:

     -    Statements of Net Assets Available for Benefits as of
          December 31, 1999 and 1998

     - Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1999 and 1998

     -    Notes to Financial Statements

     -    Item 27(a) - Schedule of Assets Held for Investment Purposes

     The schedule for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is included in the aforementioned financial statements of the Airgas, Inc. 401(k) Plan.

     (2)  Exhibits:

          23.1 Consent of KPMG LLP

                            SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                         AIRGAS, INC. 401(k) PLAN
                              (Name of Plan)


                         BY:/s/ 401(k) Plan Committee



                         BY:/s/ Roger F. Millay
                                Roger F. Millay
                                Senior Vice President and
                                Chief Financial Officer

                         BY:/s/ Todd R. Craun
                                Todd R. Craun
                                General Counsel and Secretary


DATED:  June 26, 2000

                     AIRGAS, INC. 401(k) PLAN

                     Financial Statements and
                      Supplementary Schedule

                    December 31, 1999 and 1998

            (With Independent Auditors' Report Thereon)

                     AIRGAS, INC. 401(k) PLAN


                         Table of Contents



                                                              Page

Independent Auditors' Report                                     6

Statements of Net Assets Available for Benefits,
 December 31, 1999 and 1998                                      7

Statements of Changes in Net Assets Available for Benefits,
 Years ended December 31, 1999 and 1998                          8

Notes to Financial Statements                                    9

Schedule:

 1    Item 27(a) - Schedule of Assets Held for Investment
      Purposes, December 31, 1999                               16

                   Independent Auditors' Report


The Plan Administrator
Airgas, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Airgas, Inc. 401(k) Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Airgas, Inc. 401(k) Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of and for the year ended December 31, 1999, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/  KPMG LLP



June 8, 2000

                       AIRGAS, INC. 401(k) PLAN

             Statements of Net Assets Available for Benefits

                      December 31, 1999 and 1998




                                                     1999           1998
Investments                                     $ 126,022,429   $ 108,559,058

Receivables:
 Employee contributions                               911,630         899,864
 Employer contributions                               265,241         263,386

    Total receivables                               1,176,871       1,163,250

Participant loans receivable                        5,350,628       5,052,738

Net assets available for benefits               $ 132,549,928   $ 114,775,046

See accompanying notes to financial statements.


                       AIRGAS, INC. 401(k) PLAN

       Statements of Changes in Net Assets Available for Benefits

                Years ended December 31, 1999 and 1998



                                                    1999            1998
Additions to net assets attributable to:
 Investment income:
  Net appreciation (depreciation) in fair
   value of investments                         $ 9,060,042    $ (3,262,089)
  Interest and dividends                          5,907,679       5,760,104

    Total investment income                      14,967,721       2,498,015

Contributions:
 Employee                                        12,827,724      13,907,080
 Employer                                         4,879,037       6,487,675

    Total contributions                          17,706,761      20,394,755

Disbursements:
 Benefits paid to participants                  (13,348,327)     (8,470,897)
 Transfer to other benefit plans                 (4,696,079)             --
 Administrative fees                               (104,644)        (96,348)

    Total disbursements                         (18,149,050)     (8,567,245)

Transfers from other benefit plans                3,249,450       5,040,096

    Net change in plan assets                    17,774,882      19,365,621

Net assets available for benefits:
 Beginning of year                              114,775,046      95,409,425

 End of year                                  $ 132,549,928   $ 114,775,046

See accompanying notes to financial statements.

                       AIRGAS, INC. 401(k) PLAN

                     Notes to Financial Statements

                      December 31, 1999 and 1998


(1)Description of the Plan

   The following description of the Airgas, Inc. 401(k) Plan (the Plan) provides general information only. Participants should refer to the Plan agreement for more complete information.

   (a) General

       The Plan is a defined contribution Plan covering substantially all employees of Airgas, Inc. and subsidiaries (the Company). Included in the assets of the Plan are contribution rollovers from benefit plans of acquired companies, where applicable. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       In   September  1999,  the  American  Institute  of  Certified   Public
       Accountants issued Statement of Position (SOP) 99-3, "Accounting For and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 simplifies the disclosure for certain investments and is effective for Plan years ending after December 15, 1999, with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment  programs  is  not presented in the  Plan's  1999  financial
       statements.    The   Plan's  1998  financial   statements   have   been
       reclassified to conform with the current year's presentation.

   (b) Contributions

      Employee:

       The Plan permits a participant to defer up to 15% of eligible compensation. The amount of deferred compensation is treated as a salary reduction and is not subject to federal income tax until withdrawn from the Plan. In no event will the contribution exceed maximum allowable contributions as prescribed by the Internal Revenue Service.

      Employer:

       Contributions to the Plan by the Company are made on a matched basis and at a rate of 50% of participant deferred compensation. The employer match is applied on employee contributions of up to 4% of eligible compensation (i.e., maximum employer match is 2% of eligible compensation). Plan participants are eligible for Company matching contributions upon completing a consecutive 12-month period of employment in which an employee is credited with at least 1,000 hours of service.

                       AIRGAS, INC. 401(k) PLAN

                     Notes to Financial Statements

                      December 31, 1999 and 1998



       In addition to the required Company match, the Company may elect to make discretionary contributions as determined by the Board of Directors. The Company made profit sharing discretionary contributions of $1,904,532 and $3,409,641 for the years ended December 31, 1999 and 1998, respectively. The Company determines its discretionary contribution based on the overall profitability of the Company. Of that amount, the Company allocates a portion to each subsidiary based on that subsidiary's profitability. Each subsidiary then allocates its profit sharing to individual participants based on their proportionate earnings.

   (c) Participant Accounts

       Contributions are invested as directed by each participant in 12 separate investment funds. Each participant may designate, by written notice to the Plan administrator, how the contributions to his or her account are to be allocated among the 12 funds. Participants are required to allocate contributions to the funds in increments of 1% of total contributions. In the event a participant fails to submit a written notice of allocation, contributions will be invested in the Investment Contract Fund. In addition to the above initial election, participants may elect, by calling The Vanguard Group (Vanguard), to transfer, in 1% increments of the total funds credited to their account, monies among the investment funds. Interest, dividends and other income earned by the investment funds, net of administrative fees, are reinvested in the same fund. Such amounts are allocated to participants based upon the proportion of a participant's balance to the total fund balance.

   (d) Participant Loans

       The Plan administrator may, upon the application of a participant, direct the Trustee to make a loan to such a participant. The maximum the participant may borrow is limited to the lesser of 50% of the participant's Plan balance or $50,000. The minimum loan amount is $1,000. The loan will bear interest at a rate equal to prime plus 2% and shall provide for periodic repayment over a reasonable period of time not to exceed five years for general purpose loans and 30 years for principal residence loans. The prime rate at December 31, 1999 was 8.5%.

   (e) Vesting

       Participants are immediately vested in all contributions. In addition, all earnings on such investments are fully vested.

                       AIRGAS, INC. 401(k) PLAN

                     Notes to Financial Statements

                      December 31, 1999 and 1998


   (f) Payment of Benefits

       Upon retirement, death or termination of service, participants or beneficiaries are entitled to a distribution equal to the total value of their accounts. Such distributions are generally payable in cash.

       Participants experiencing serious financial hardships may be entitled to a distribution upon approval by the Plan administrator.

   (g) Transfer to Other Benefit Plans

       The transfer to other benefit plans during 1999 primarily resulted from Plan disbursements in connection with the fiscal 1999 divestiture of the Company's Calcium Carbide and Carbon products operations.

   (h) Administrative Expenses

       All administrative expenses have been paid by the Plan participants.


(2) Merger of 401(k) Plans

   During 1999 and 1998, in connection with acquisitions completed by the Company, there were transfers in from certain 401(k) plans.


(3) Summary of Significant Accounting Policies

   (a) Basis of Accounting

       The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present net assets available for benefits and changes in those assets.

   (b) Investments

       Investments in the Airgas Common Stock Fund are valued at market value based upon closing prices at the Plan year-end. The fair values of the Vanguard funds are based on the net asset values per share at year-end.

                       AIRGAS, INC. 401(k) PLAN

                     Notes to Financial Statements

                      December 31, 1999 and 1998


       Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

       Investment options as of December 31, 1999, were as follows:

       The Airgas Common Stock Fund invests in Airgas, Inc. common stock to provide the possibility of long-term growth through increases in the value of the stock. At December 31, 1999, 3,376 Plan participants were invested in the Airgas Common Stock Fund. The stock value per share was $9.50 at December 31, 1999.

       The Vanguard Explorer Fund seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospect for above-average growth. At December 31, 1999, the Vanguard Explorer Fund had 672 Plan participants invested in the fund. The value per share was $68.62 at December 31, 1999.

       The Vanguard International Growth Fund seeks to provide long-term growth of capital by investing in stock of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries. At December 31, 1999, the Vanguard International Growth Fund had 739 Plan participants invested in the fund. The value per share was $22.49 at December 31, 1999.

       Vanguard U.S. Growth Fund seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth. At December 31, 1999, the Vanguard U.S. Growth Fund had 3,217 Plan participants invested in the fund. The value per share was $43.53 at December 31, 1999.

       The Vanguard 500 Index Fund seeks to provide long-term growth of capital and income from dividends by holding each of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. market performance. At December 31, 1999, the Vanguard 500 Index Fund had 1,811 Plan participants invested in the fund. The value per share was $135.33 at December 31, 1999.

       The Vanguard Wellington Fund seeks to provide income and long-term growth of capital, without undue risk to capital, by investing approximately 65% of its assets in stocks and the remaining 35% in bonds. At December 31, 1999, the Vanguard Wellington Fund had 2,408 Plan participants invested in the fund. The value per share was $27.96 at December 31, 1999.

                       AIRGAS, INC. 401(k) PLAN

                     Notes to Financial Statements

                      December 31, 1999 and 1998


       The Vanguard LifeStrategy Growth Fund seeks to provide long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund; an international stock fund; a bond fund; and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 65% to 90% stocks, 10% to 35% bonds, and 0% to 25% cash investments. At December 31, 1999, the Vanguard LifeStrategy Growth Fund had 960 Plan participants invested in the fund. The value per share was $21.41 at December 31, 1999.

       The Vanguard LifeStrategy Moderate Growth Fund seeks to provide income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund; an international stock fund; a bond fund; and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 45% to 70% stocks, 30% to 55% bonds, and 0% to 25% cash investments. At December 31, 1999, the Vanguard LifeStrategy Moderate Growth Fund had 642 Plan participants invested in the fund. The value per share was $18.18 at December 31, 1999.

       The Vanguard LifeStrategy Conservative Growth Fund seeks to provide income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund; international stock fund; two bond funds; and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 25% to 50% stocks, 50% to 75% bonds, and 0% to 25% cash investments. At December 31, 1999, the Vanguard LifeStrategy Conservative Growth Fund had 349 Plan participants invested in the fund. The value per share was $15.10 at December 31, 1999.

       The Vanguard LifeStrategy Income Fund seeks to provide a high level of income by investing in four Vanguard funds: a stock fund; two bond funds; and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 5% to 30% stocks, 70% to 95% bonds, and 0% to 25% cash investments. At December 31, 1999, the Vanguard LifeStrategy Income Fund had 220 Plan participants invested in the fund. The value per share was $12.82 at December 31, 1999.

       The Vanguard Total Bond Market Index Fund seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market. At December 31, 1999, the Vanguard Total Bond Market Index Fund had 428 Plan participants invested in the fund. The value per share was $9.56 at December 31, 1999.

       The Retirement Savings Trust seeks stability of principal and a high level of current income consistent with a two-to three-year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share. At December 31, 1999, 3,239 Plan participants invested in the trust.

                       AIRGAS, INC. 401(k) PLAN

                     Notes to Financial Statements

                      December 31, 1999 and 1998

   (c) Use of Estimates

       The   preparation  of  the  financial  statements  in  accordance  with generally accepted accounting principles requires the Plan administrator to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts included in the statement of changes in net assets available for Plan benefits. Actual results could differ from those estimates.


(4) Investments

   The  average cost method is followed in determining the cost of investments
   sold.   Purchases  and sales of securities are recorded  on  a  trade  date basis.

   The following investments represent 5% or more of the net assets available for benefits at December 31, 1999 and 1998:

                                            1999            1998
Airgas Common Stock Fund                $21,752,826     $20,933,129
Vanguard U.S. Growth Fund                39,044,068      31,307,598
Vanguard 500 Index Fund                  13,529,546       8,693,400
Vanguard Wellington Fund                 15,676,581      16,088,469
Retirement Savings Trust                 22,313,888              --
Investment Contract Fund                         --      16,514,363

   During 1999, the Investment Contract Fund was liquidated and funds were transferred to the Retirement Savings Trust.

   During the year, the net appreciation (depreciation) in the fair value of investments is as follows:

                                            1999            1998
Airgas Common Stock Fund                $1,509,563      $(11,569,119)
Mutual Funds                             7,550,479         8,307,030
Net appreciation (deprecation) in
 fair value of investments              $9,060,042      $ (3,262,089)

                       AIRGAS, INC. 401(k) PLAN

                     Notes to Financial Statements

                      December 31, 1999 and 1998

(5) Tax Status

   The Internal Revenue Service has determined and informed the Company by a letter dated January 23, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC) and is therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and continues to be exempt from federal income taxes.

   Subsequent to year-end, the Internal Revenue Service has re-affirmed their determination with a letter dated January 31, 2000.


(6) Related Party Transactions

   The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, but are not prohibited transactions.


(7) Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants would remain fully vested in all amounts credited to their accounts under the Plan.


(8) Defaulted Loans

   During the year ended December 31, 1999, there were 88 participants who were in default of their loans, including 87 participants who are active employees. Loans in the amount of $402,079 were in default and included in the participant loans as of December 31, 1999.

   During the year ended December 31, 1998, there were 121 terminated employees who were in default of their loans and who were deemed to receive distributions totaling $397,017 in 1998. As of December 31, 1998, there were 47 participants who were active employees who were in default of their loans. Loans in the amount of $172,103 were in default and included in participant loans as of December 31, 1998.


       16                                                           Schedule 1

                        AIRGAS, INC. 401(k) PLAN

       Item 27(a) - Schedule of Assets Held for Investment Purposes

                            December 31, 1999


Number of
 shares              Investments                                 Cost        Fair value
            Common stock:
2,289,771     Airgas Common Stock Fund                       $ 28,235,651   $ 21,752,826

            Mutual funds:
   31,209     Vanguard Explorer Fund                            1,822,286      2,141,554
  104,883     Vanguard International Growth Fund                1,966,341      2,358,818
  896,946     Vanguard U.S. Growth Fund                        27,650,938     39,044,068
   99,974     Vanguard 500 Index Fund                          10,662,633     13,529,546
  560,679     Vanguard Wellington Fund                         16,227,294     15,676,581
  170,059     Vanguard LifeStrategy Growth Fund                 3,093,657      3,640,971
  151,863     Vanguard LifeStrategy Moderate Growth Fund        2,481,689      2,760,865
   63,812     Vanguard LifeStrategy Conservative Growth Fund      913,323        963,561
   50,628     Vanguard LifeStrategy Income Fund                   645,948        649,051
  124,550     Vanguard Total Bond Market Index Fund             1,253,551      1,190,700

              Retirement Savings Trust, 5.89%                  22,313,888     22,313,888

            Employee loans, 7% to 12%                           5,350,628      5,350,628

            Total assets held for investment purpose        $ 122,617,827  $ 131,373,057